Greenopia USA Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Greenopia USA Inc.

Table of Contents











Alice CPA

Independent Accountant's Review Report

May 21, 2025
To: Management of Greenopia USA Inc.
Re: 2024-2023 Financial Statement Review– Greenopia USA Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Greenopia USA Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Greenopia USA Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 21, 2025

GREENOPIA USA INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash	$ -	$ -
Total Current Assets	$ -	$ -
Total Assets	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY		
Long-Term Liabilities		
Loan from founder	124,960	40,461
Total Long-Term Liabilities	124,960	40,461
Total Liabilities	$ 124,960	$ 40,461
Stockholders' Equity		
Common Stock, $0.01 par value; 100,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Retained Earnings/ (Accumulated deficit)	(124,960)	(40,461)
Total Stockholders' Equity	$ (124,960)	$ (40,461)
Total Liabilities and Stockholders' Equity	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

GREENOPIA USA INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating Expenses		
General and administrative	44,449	33,651
Advertising and marketing	25,445	2,800
Travel	8,752	4,010
Legal and professional fees	5,853	-
Total Operating Expenses	**84,499**	**40,461**
Net Income (Loss)	**$(84,499)**	**$(40,461)**

The accompanying footnotes are an integral part of these financial statements.

GREENOPIA USA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Share	Value ($.01 par)		
Balance as of December 31, 2022	$ -	$ -	$ -	$ -
Net loss			(40,461)	(40,461)
Balance as of December 31, 2023	$ -	$ -	$ (40,461)	$ (40,461)
Net loss			(84,499)	(84,499)
Balance as of December 31, 2024	$ -	$ -	$ (124,960)	$ (124,960)

The accompanying footnotes are an integral part of these financial statements.

GREENOPIA USA INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (84,499)	$ (40,461)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating assets and liabilities:		
Net cash provided by (used in) operating activities	(84,499)	(40,461)
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Shareholders loan	84,499	40,461
Net cash used in financing activities	84,499	40,461
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

GREENOPIA USA INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Greenopia USA Inc. (which may be referred to as the "Company", "we," "us," or "our") was originally formed as Greenopia USA LLC, a Delaware limited liability company on June 16, 2022, through the filing of a Certificate of Formation with the Secretary of State. On October 21, 2024, a Certificate of Conversion was filed by the Secretary of State to convert Greenopia USA LLC into Greenopia USA Inc., a Delaware corporation. The Company is headquartered in San Jose, California and operates within the United States.

The Company operates a digital platform that connects consumers with eco-friendly businesses across the U.S. The Company helps users discover sustainable and health-conscious brands through an easy-to-use app, featuring businesses in categories such as food, retail, wellness, and home services. Revenue is generated through business subscriptions, advertising, and partnerships.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits, and money market funds that meet the definition of cash equivalents under ASC 305, Cash and Cash Equivalents.

The Company had no cash or cash equivalents as of December 31, 2024 and 2023, and has not yet opened a bank account. The Company relies on funding provided by its founder.

Revenue Recognition

GREENOPIA USA INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations are satisfied. The Company plans to generate revenue primarily through business subscriptions, advertising, and partnerships.

Marketing and Advertising Cost

The Company recognizes marketing and advertising costs as expenses when they are incurred. The Company incurred $25,445 and $2,800 in advertising costs for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024 and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets

GREENOPIA USA INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Loan from founder

The Company does not maintain a bank account. All expenses to date have been paid directly by the founder on behalf of the Company. These payments are treated as a non-interest bearing, unsecured advance, with no formal repayment terms. As repayment is not expected within the next twelve months, the balance is classified as a non-current liability. The outstanding amount due to the shareholder was $124,960 and $40,461 as of December 31, 2024 and 2023, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2024 and 2023, the Company was authorized to issue 100,000 shares of common stock with a par value of once cent ($.01) per share. There were no shares issued and outstanding as of both December 31, 2024 and 2023.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 6 – SUBSEQUENT EVENTS

Change in Authorized Share Capital

On May 28, 2025, the company amended its authorized capital structure. The authorized share capital was increased from 100,000 shares to 10,000,000 shares. In conjunction with this, the par value of each share was reduced from $0.01 to $0.0001.

These adjustments were made to provide the company with greater flexibility in managing its capital, including facilitating future equity financing and potential issuance of additional shares.

GREENOPIA USA INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

Management's Evaluation

Management has evaluated subsequent events through May 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.